August 9, 2019

Lewis W. Dickey, Jr.
President and Chief Executive Officer
Modern Media Acquisition Corp. S.A.
3414 Peachtree Road, Suite 480
Atlanta, GA 30326

       Re: Modern Media Acquisition Corp. S.A.
           Amendment No. 3 to
           Registration Statement on Form F-4
           Filed July 30, 2019
           File No. 333-229613

Dear Mr. Dickey:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus
Recent Developments
PIPE Financing, page 16

1. Please expand your disclosure to fully describe the terms of the PIPE Financing. Clarify the number of shares of common stock to be sold at $8.00 per share and the number of shares to be issued as a "sweetener."
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany2019
August 9, NameModern Media Acquisition Corp. S.A.
August 9, 2019 Page 2
Page 2
FirstName LastName
2. Confirm how you will update your disclosure or otherwise notify stockholders to convey whether the company has secured binding commitments to purchase ordinary shares in the
         PIPE Financing and the amount of such commitments or whether Akazoo has waived the condition that the company have not less than $53.0 million of available cash.
3. Please clarify the purpose and effect of the provisions of the Letter Agreement and PIPE
         Financing so that shareholders can understand the reasons for the provisions and how they facilitate the business combination. For example, explain why the sponsor is forfeiting shares and warrants, the interplay of these forfeited shares and warrants with shares and warrants to be issued to investors in the PIPE Financing and to Akazoo shareholders in connection with the business combination, and how and why PubCo shares to be received by Akazoo shareholders in the business combination can be sold in the PIPE Financing.
Comparative Historical and Unaudited Pro Forma Per Share Data, page 34

4. We note prior to the effective date of the merger with MMAC, LuxCo will become a holding company of Akazoo through a share exchange on a 100-for-1 basis. Please revise the historical per share data of Akazoo to reflect the pro forma effects of this reorganization, which we note is effectively a share split.
5. Please refer to Part IA Item 3 paragraph (f)(3) of Form F-4. In addition to the most recent year, you should present income (loss) per share from continuing operations for all the periods for which financial data is presented in accordance with
Item 3.A of Form 20-
         F (selected financial data).
Unaudited Pro Forma Condensed Combined Financial Statements
Introduction, page 122

6. Referencing the penultimate paragraph, you disclose a remaining balance of $75 million in the trust account after 13,350,654 shares of MMAC Common Stock were redeemed in conjunction with the Second Extension. However, you disclose on page i of the prospectus the remaining balance after redemptions was $14.7 million in cash in your trust account at June 30, 2019. Please revise or advise us.
Pro Forma Condensed Combined Statement of Operations, page 127

7. Provide pro forma adjustments in the pro forma adjustment columns for scenario 2 and scenario 3.
Exhibits

8.       File the Letter Agreement dated July 29, 2019 as an exhibit.
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany2019
August 9, NameModern Media Acquisition Corp. S.A.
Page 3
August 9, 2019 Page 3
FirstName LastName
        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551- 3350
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications